UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Controladora Vuela Compania de Aviacion, S.A.B. de C.V.

File No. 333-189121 - CF# 27111

_____

Controladora Vuela Compania de Aviacion, S.A.B. de C.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on June 6, 2013, as amended.

Based on representations by Controladora Vuela Compania de Aviacion, S.A.B. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through July 15, 2016
Exhibit 10.2	through February 28, 2018
Exhibit 10.3	through August 31, 2017
Exhibit 10.4	through October 20, 2013
Exhibit 10.5	through March 1, 2020
Exhibit 10.6	through April 27, 2017
Exhibit 10.7	through October 20, 2013
Exhibit 10.8	through January 1, 2017
Exhibit 10.9	through March 1, 2020
Exhibit 10.10	through May 1, 2014
Exhibit 10.11	through April 1, 2018
Exhibit 10.12	through April 1, 2018
Exhibit 10.13	through April 1, 2017
Exhibit 10.14	through April 1, 2017
Exhibit 10.15	through April 1, 2017
Exhibit 10.16	through April 1, 2017
Exhibit 10.17	through September 30, 2016
Exhibit 10.18	through May 1, 2018
Exhibit 10.19	through March 31, 2017
Exhibit 10.20	through March 1, 2015
Exhibit 10.21	through March 1, 2015

Exhibit 10.22   through November 28, 2014
Exhibit 10.23   through August 1, 2016
Exhibit 10.24   through August 1, 2016
Exhibit 10.25   through April 1, 2018
Exhibit 10.26   through April 1, 2018
Exhibit 10.27   through March 31, 2014
Exhibit 10.28   through July 25, 2013
Exhibit 10.29   through November 29, 2013
Exhibit 10.30   through May 22, 2015
Exhibit 10.31   through July 27, 2021
Exhibit 10.32   through July 31, 2016
Exhibit 10.33   through July 31, 2016
Exhibit 10.34   through February 28, 2018
Exhibit 10.35   through October 31, 2013
Exhibit 10.36   through July 27, 2021
Exhibit 10.37   through July 27, 2021
Exhibit 10.38   through July 27, 2021
Exhibit 10.39   through July 27, 2021
Exhibit 10.40   through July 27, 2021
Exhibit 10.41   through July 27, 2021
Exhibit 10.42   through July 27, 2021
Exhibit 10.43   through July 27, 2021
Exhibit 10.44   through July 27, 2021
Exhibit 10.45   through July 27, 2021
Exhibit 10.46   through July 27, 2021
Exhibit 10.47   through July 1, 2018
Exhibit 10.48   through July 27, 2021
Exhibit 10.49   through July 27, 2021
Exhibit 10.50   through July 27, 2021
Exhibit 10.51   through February 28, 2018
Exhibit 10.52   through November 30, 2016
Exhibit 10.53   through July 19, 2014
Exhibit 10.54   through July 27, 2021
Exhibit 10.55   through July 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary